

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2023

Chad Plotkin
Chief Financial Officer
Clearway Energy, Inc.
300 Carnegie Center, Suite 300
Princeton, NJ 08540

> **Re: Clearway Energy, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed February 28, 2022**
> **File No. 001-36002**

Dear Chad Plotkin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation